Exhibit 99.11

REPORT ON VOTING RESULTS

Annual Meeting of Unitholders
May 9, 2011

National Instrument 51-102 – Section 11.3

The Annual Meeting of Unitholders of Brookfield Office Properties Canada (the “Trust”) was held on May 9, 2011 in Toronto, Ontario. At this meeting, there were 96 unitholders represented in person or by proxy holding 15,163,391 Trust units, representing approximately 57.35% of the 26,440,894 issued and outstanding Trust units and 2 unitholders represented in person or by proxy holding 67,088,022 Special Voting units, representing 100% of the issued and outstanding Special Voting units.

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees as follows:

	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Trust Units	Carried	15,037,765	100.00	6,457
Special Voting Units	Carried	67,088,022	100.00	nil

The allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	% of Votes Cast by Proxy	Votes Withheld
Trust Units	Colum Bastable	15,030,934	99.91	13,288
	Richard B. Clark	14,886,665	98.95	157,557
	Thomas F. Farley	15,036,715	99.95	7,507
	Roderick D. Fraser	15,037,025	99.95	7,197
	Paul D. McFarlane	15,036,915	99.95	7,307
	Michael F. B. Nesbitt	15,035,825	99.94	8,397
Special Voting Units	Colum Bastable	67,088,022	100.00	nil
	Richard B. Clark	67,088,022	100.00	nil
	Thomas F. Farley	67,088,022	100.00	nil
	Roderick D. Fraser	67,088,022	100.00	nil
	Paul D. McFarlane	67,088,022	100.00	nil
	Michael F. B. Nesbitt	67,088,022	100.00	nil

Appointment of Auditors
The resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust to hold office until the next Annual Meeting of Unitholders and to authorize the trustees to fix the remuneration to be paid to the auditors was approved by a majority of the Trust unitholders and the Special Voting unitholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Trust Units	Carried	15,155,759	100.00	5,151
Special Voting Units	Carried	67,088,022	100.00	nil

There were no other matters to come before the meeting that required a vote by either the Trust unitholders or the Special Voting unitholders.

Date: May 11, 2011.	BROOKFIELD OFFICE PROPERTIES
CANADA

/s/ “Michelle L. Campbell”
Michelle L. Campbell Assistant Secretary